April 6, 2026

Joel Lewis
Chief Executive Officer and President
Galectin Therapeutics Inc.
4960 Peachtree Industrial Blvd., Suite 240
Norcross, GA 30071

        Re: Galectin Therapeutics Inc.
            Registration Statement on Form S-3
            Filed March 31, 2026
            File No. 333-294782
Dear Joel Lewis:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Brian Lee, Esq.